TORYS LLP

NEW YORK TORONTO

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Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com


05005742

February 9, 2005

By Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 10 2005
WASH, D.C.
185
SECTION

Dear Sir or Madam:

Re: Grande Cache Coal Corporation (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

On behalf of our client, Grande Cache Coal Corporation, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News release, dated February 9, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Robert H. Stan
Grande Cache Coal Corporation
Fred D. Davidson
Burnet, Duckworth & Palmer LLP

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

5130455.1
01549-2002



GRANDE CACHE COAL CORPORATION

*NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES*

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES BOUGHT DEAL FINANCING

Calgary, Alberta (GCE-TSX), February 9, 2005 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Salman Partners Inc. and including Sprott Securities Inc. pursuant to which the underwriters have agreed to purchase 2,574,000 units ("Units") of the Company on an underwritten private placement basis at a price of $13.60 per Unit for aggregate gross proceeds of $35 million. Each Unit consists of one common share and one-half of one common share purchase warrant of the Company, each whole common share purchase warrant entitling the holder to acquire one common share of the Company at a price of $16.25 per share for a period of 12 months from the closing date of the private placement. Grande Cache has also granted the underwriters an option to purchase up to an additional 368,000 Units at $13.60 per Unit at any time up to 48 hours prior to closing.

Proceeds from the financing will be used to fund the feasibility study for mine expansion, ongoing exploration and permitting, process plant enhancements and for general working capital purposes.

The private placement is scheduled to close on or about February 25, 2005 and is subject to certain conditions including satisfactory due diligence by the underwriters and the receipt of customary regulatory approvals. The securities issued pursuant to the private placement will be subject to a four month hold period in accordance with Canadian securities laws.

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release shall not constitute an offer to sell or to buy securities in any jurisdiction. The securities referred to herein have not been and will not be registered under the United Sates Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless they are registered under the Securities

Act or pursuant to an available exemption therefrom. No public offering of securities is being made in the United States.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. Many of these risks and uncertainties are described in Grande Cache's 2004 Annual Information Form, Grande Cache's Management's Discussion and Analysis and other documents Grande Cache files with the Canadian securities authorities.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.